UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December 18, 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 18, 2023, Bruush Oral Care Inc. (the “Company”) and Arrive Technology Inc. (“Arrive”) issued a joint press release announcing that Bruush’s pending merger partner Arrive has acquired AirBox Technologies (“Airbox”), a company in the business of delivering medications to remote locations through its smart solution products which offer an app-controlled, industrial grade, web-connected package delivery solution. Airbox has secured patents pertaining to winch capabilities, a key component for autonomous delivery drones. In addition to acquiring the patent portfolio, AirBox’s chief executive officer, Brandon Pargoe, has joined the Arrive team as Vice President of Product Operations. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

This Report on Form 6-K relates to the press release, but does not contain all the information that should be considered concerning the transaction conducted by Bruush’s pending merger partner and is not intended to form the basis of any investment decision or any other decision in connection with the disclosed transaction conducted by Bruush’ pending partner. Bruush intends to file with the SEC a registration statement on SEC Form F-4 relating to the registration of the shares to be issued by the combined public company upon the closing of the merger, as further described in Bruush’ report on Form 6-K filed with SEC on December 15, 2023 relating to the merger. Bruush’s shareholders and other interested persons are advised to read, when available, the registration statement and the amendments thereto and the documents incorporated by reference therein filed in connection with the merger and the registered shares, as these materials will contain important information about the combined public company, its business and all related transactions. Before making any investment decision, investors and securities holders of Bruush are urged to carefully read the registration statement, and all other relevant documents filed or which will be filed with the SEC in connection with the merger and the shares issued by the combined public company as they become available. Investors and securities holders will be able to obtain free copies of the registration statement and all other relevant documents filed or which will be filed with the SEC by the combined public company through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the combined public company may be obtained free of charge from Bruush’s website at https://bruush.com.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Statements that are not historical facts, including statements about beliefs or expectations, are forward-looking statements. These statements are based on plans, estimates, expectations and projections at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “opportunity,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pending,” or “continue,” or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements.

Forward-looking statements included in this report speak only as of the date each statement is made. Neither Bruush nor any person undertakes any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Exhibits No.	Description
99.1	Press Release dated December 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRUUSH ORAL CARE INC.

Date:	December 18, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer